Exhibit 99.2

Turquoise Hill Resources Ltd.

Consolidated Financial Statements

December 31, 2018 and 2017

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of Turquoise Hill Resources Ltd.

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of Turquoise Hill Resources Ltd. and its subsidiaries (together, the Company) as of December 31, 2018 and 2017, and the related consolidated statements of income, comprehensive income, cash flows, and equity for the years then ended, including the related notes (collectively referred to as the consolidated financial statements). We also have audited the Company’s internal control over financial reporting as of December 31, 2018, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2018 and 2017, and their financial performance and their cash flows for the years then ended in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board (IFRS). Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2018, based on criteria established in Internal Control – Integrated Framework (2013) issued by the COSO.

Basis for Opinions

The Company’s management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in Management’s Report on Internal Control over Financial Reporting in Section 17 of Management’s Discussion and Analysis of Financial Condition and Results of Operations. Our responsibility is to express opinions on the Company’s consolidated financial statements and on the Company’s internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and limitations of internal control over financial reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

(Signed) “PricewaterhouseCoopers LLP”

Chartered Professional Accountants

Vancouver, Canada

March 14, 2019

We have served as the Company’s auditor since 2012.

TURQUOISE HILL RESOURCES LTD.

Consolidated Statements of Income

(Stated in thousands of U.S. dollars)

	Year Ended December 31,
	Note	2018	2017

Revenue	4	$1,180,022	$939,780
Cost of sales	5	(777,248)	(763,798)
Gross margin		402,774	175,982

Operating expenses	6	(234,072)	(201,461)
Corporate administration expenses		(24,370)	(21,999)
Other income		7,119	1,465
Income (loss) before finance items and taxes		151,451	(46,013)

Finance items
Finance income	7	154,668	156,278
Finance costs	7	(52,489)	(153,350)
		102,179	2,928
Income (loss) from operations before taxes		$253,630	$(43,085)

Income and other taxes	16	140,644	154,013
Income for the year		$394,274	$110,928

Attributable to owners of Turquoise Hill Resources Ltd.		411,198	181,247
Attributable to owner of non-controlling interest		(16,924)	(70,319)
Income for the year		$394,274	$110,928

Basic and diluted earnings per share attributable to Turquoise Hill Resources Ltd.	21	$0.20	$0.09

Basic weighted average number of shares outstanding (000’s)		2,012,314	2,012,314

The accompanying notes are an integral part of these consolidated financial statements.

TURQUOISE HILL RESOURCES LTD.

Consolidated Statements of Comprehensive Income

(Stated in thousands of U.S. dollars)

	Year Ended December 31,
	2018	2017

Income for the year	$394,274	$110,928

Other comprehensive income (loss):
Items that will not be reclassified to income:
Changes in the fair value of marketable securities at FVOCI	(2,875)	4,160

Items that have been reclassified to income:
Gain on revaluation of marketable securities transferred to the statement of income	-	(39)
Other comprehensive income (loss) for the year (a)	$(2,875)	$4,121

Total comprehensive income for the year	$391,399	$115,049

Attributable to owners of Turquoise Hill	408,323	185,368
Attributable to owner of non-controlling interest	(16,924)	(70,319)
Total comprehensive income for the year	$391,399	$115,049

(a) No tax charges and credits arose on items recognized as other comprehensive income or loss in 2018 (2017: nil).

The accompanying notes are an integral part of these consolidated financial statements.

TURQUOISE HILL RESOURCES LTD.

Consolidated Statements of Cash Flows

(Stated in thousands of U.S. dollars)

		Year Ended December 31,
	Note	2018	2017

Cash generated from operating activities before interest and tax	20	$363,006	$325,795

Interest received		88,267	59,768
Interest paid		(261,431)	(258,995)
Income and other taxes paid		(9,874)	(8,568)
Net cash generated from operating activities		$179,968	$118,000

Cash flows from investing activities
Receivable from related party: amounts withdrawn	22	1,270,000	820,000
Expenditures on property, plant and equipment		(1,304,347)	(917,541)
Proceeds from sale and redemption of financial assets		-	1,069
Other investing cash flows		616	206
Cash used in investing activities		$(33,731)	$(96,266)

Cash flows from financing activities
Net proceeds from project finance facility	15	13,261	7,780
Payment of project finance fees		(363)	(2,704)
Cash generated from financing activities		$12,898	$5,076

Effects of exchange rates on cash and cash equivalents		(851)	219
Net increase in cash and cash equivalents		$158,284	$27,029

Cash and cash equivalents - beginning of year		$1,444,783	$1,417,754
Cash and cash equivalents - end of year		1,603,067	1,444,783
Cash and cash equivalents as presented on the balance sheets		$1,603,067	$1,444,783

The accompanying notes are an integral part of these consolidated financial statements.

TURQUOISE HILL RESOURCES LTD.

Consolidated Balance Sheets

(Stated in thousands of U.S. dollars)

		December 31,	December 31,
	Note	2018	2017

Current assets
Cash and cash equivalents	8	$1,603,067	$1,444,783
Inventories	9	242,970	274,142
Trade and other receivables	10	30,264	29,089
Prepaid expenses and other assets	11	30,213	49,552
Receivable from related party	12	1,620,073	1,367,586
		3,526,587	3,165,152

Non-current assets
Property, plant and equipment	13	8,838,305	7,346,972
Inventories	9	18,655	43,379
Deferred income tax assets	16	649,421	473,742
Receivable from related party and other financial assets	12	279,019	1,804,074
		9,785,400	9,668,167
Total assets		$13,311,987	$12,833,319

Current liabilities
Trade and other payables	14	$459,244	$435,869
Deferred revenue		75,162	67,598
		534,406	503,467

Non-current liabilities
Borrowings and other financial liabilities	15	4,187,297	4,159,119
Deferred income tax liabilities	16	47,934	25,788
Decommissioning obligations	17	131,565	125,721
		4,366,796	4,310,628
Total liabilities		$4,901,202	$4,814,095

Equity
Share capital	18	$11,432,122	$11,432,122
Contributed surplus		1,558,264	1,558,102
Accumulated other comprehensive income		844	3,719
Deficit		(3,670,310)	(4,081,508)
Equity attributable to owners of Turquoise Hill		9,320,920	8,912,435
Attributable to non-controlling interest	19	(910,135)	(893,211)
Total equity		$8,410,785	$8,019,224

Total liabilities and equity		$13,311,987	$12,833,319

Commitments and contingencies (Note 23)

The accompanying notes are an integral part of these consolidated financial statements.

The financial statements were approved by the directors on March 13, 2019 and signed on their behalf by:

/s/ P. Gillin	/s/ R. Robertson
P. Gillin, Director	R. Robertson, Director

TURQUOISE HILL RESOURCES LTD.

Consolidated Statements of Equity

(Stated in thousands of U.S. dollars)

Year Ended December 31, 2018		Attributable to owners of Turquoise Hill
	Share capital	Contributed surplus	Accumulated other comprehensive income (loss)	Deficit	Total	Non-controlling Interest (Note 19)	Total equity

Opening balance	$11,432,122	$1,558,102	$3,719	$(4,081,508)	$8,912,435	$(893,211)	$8,019,224

Income for the year	-	-	-	411,198	411,198	(16,924)	394,274
Other comprehensive loss for the year	-	-	(2,875)	-	(2,875)	-	(2,875)
Employee share plans	-	162	-	-	162	-	162
Closing balance	$11,432,122	$1,558,264	$844	$(3,670,310)	$9,320,920	$(910,135)	$8,410,785

Year Ended December 31, 2017		Attributable to owners of Turquoise Hill
	Share capital	Contributed surplus	Accumulated other comprehensive income (loss)	Deficit	Total	Non-controlling Interest (Note 19)	Total equity
Opening balance	$11,432,122	$1,557,913	$(402)	$(4,262,755)	$8,726,878	$(822,892)	$7,903,986

Income for the year	-	-	-	181,247	181,247	(70,319)	110,928
Other comprehensive income for the year	-	-	4,121	-	4,121	-	4,121
Employee share plans	-	189	-	-	189	-	189
Closing balance	$11,432,122	$1,558,102	$3,719	$(4,081,508)	$8,912,435	$(893,211)	$8,019,224

The accompanying notes are an integral part of these consolidated financial statements.

TURQUOISE HILL RESOURCES LTD.

Notes to the consolidated financial statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands unless otherwise noted)

1.	Nature of operations

The consolidated financial statements of Turquoise Hill Resources Ltd. (“Turquoise Hill”) were authorized for issue in accordance with a directors’ resolution on March 13, 2019. Rio Tinto plc is the ultimate parent company and indirectly owned a 50.8% majority interest in Turquoise Hill as at December 31, 2018.

Turquoise Hill, together with its subsidiaries (collectively referred to as “the Company”), is an international mining company focused principally on the operation and further development of the Oyu Tolgoi copper-gold mine in Southern Mongolia. Turquoise Hill’s head office is located at 354-200 Granville Street, Vancouver, British Columbia, Canada, V6C 1S4. Turquoise Hill’s registered office is located at 300-204 Black Street, Whitehorse, Yukon, Canada, Y1A 2M9.

Turquoise Hill has its primary listing in Canada on the Toronto Stock Exchange and secondary listings in the U.S. on the New York Stock Exchange and the NASDAQ.

2.	Summary of significant accounting policies

(a)	Statement of compliance

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

These consolidated financial statements have been prepared on a going concern basis, and in making the assessment that the Company is a going concern, management have taken into account all available future information, which extends for a period of at least twelve months from December 31, 2018.

(b)	Change in accounting policies

(i)	Revenue from contracts with customers

IFRS 15, Revenue from Contracts with Customers, was effective and has been applied by the Company using the modified retrospective approach to implementation in accordance with IAS 8, Accounting Policies, Changes in Accounting Estimates and Errors and the new standard has therefore been applied only to contracts that remain in force on the date of initial application, which is January 1, 2018. Refer to Note 2(f) for the complete accounting policy.

The standard contains a single model that applies to contracts with customers. Revenue is recognized as control is passed to the customer, either at a point in time or over time.

The Company concluded that, in its specific circumstances, there were no measurement differences between IAS 18, Revenue, and IFRS 15, Revenue from Contracts with Customers. As such, no adjustment has been recorded to Deficit at January 1, 2018. However, additional disclosures were required under IFRS 15 related to movements in the fair value of trade receivables, which are disclosed separately within the revenue note (Note 4).

TURQUOISE HILL RESOURCES LTD.

Notes to the consolidated financial statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands unless otherwise noted)

2.   Summary of significant accounting policies (continued)

(b)	Change in accounting policies (continued)

(ii)	Financial instruments

IFRS 9, Financial Instruments, was effective and has been applied by the Company from January 1, 2018.

IFRS 9 uses a single approach to determine whether a financial asset is classified and measured at amortized cost or fair value, replacing the multiple rules in IAS 39, Financial Instruments: Recognition and Measurement. The approach in IFRS 9 is based on how an entity manages its financial instruments and the contractual cash flow characteristics of the financial asset. Most of the requirements in IAS 39 for classification and measurement of financial liabilities were carried forward in IFRS 9. Any other changes had no impact on the Company’s consolidated financial statements.

As a result of the adoption of IFRS 9, the Company made an election upon initial recognition for equity instruments existing at January 1, 2018 and previously classified as available-for-sale, to satisfy the conditions for classification as fair value through other comprehensive income (“FVOCI”). Fair value movements and gains or losses realized on the sale of financial assets at FVOCI will not be reclassified to the consolidated statement of income. In accordance with the transitional provisions in IFRS 9, comparative figures have not been restated. The change did not impact the carrying value of any of the Company’s financial assets on the transition date.

The Company’s financial assets previously classified as loans and receivables and measured at amortized cost continue to be classified at amortized cost with the exception of the Company’s investments in money market funds and provisionally priced trade receivables that are classified as financial assets at fair value through profit and loss. Refer to Note 2(q) for the complete accounting policy.

(c)	Critical accounting estimates and judgments

(i)	Critical accounting estimates

The preparation of consolidated financial statements in accordance with IFRS often requires management to make estimates about, and apply assumptions or subjective judgment to, future events and other matters that affect the reported amounts of the Company’s assets, liabilities, revenues, expenses and related disclosures. Assumptions, estimates and judgments are based on historical experience, expectations, current trends and other factors that management believes to be relevant at the time at which the Company’s consolidated financial statements are prepared.

Key sources of estimation uncertainty that have a risk of resulting in a material adjustment to the carrying amount of assets and liabilities within the next twelve months are summarized below:

TURQUOISE HILL RESOURCES LTD.

Notes to the consolidated financial statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands unless otherwise noted)

2.   Summary of significant accounting policies (continued)

(c)	Critical accounting estimates and judgments (continued)

(i)	Critical accounting estimates (continued)

Reserves and Resources

Mineral reserve and resource estimates are based on various assumptions relating to operating matters set forth in National Instrument 43-101. These include production costs, mining and processing recoveries, cut-off grades, long term commodity prices, inflation rates and the costs and availability of treatment and refining services for the metals mined. Cost estimates are based on feasibility study estimates or operating history, and estimates are prepared by appropriately qualified persons (as defined in National Instrument 43-101).

Estimated recoverable reserves are used to determine the depreciation of property, plant and equipment at each operating mine area; to account for capitalized deferred stripping costs; to perform, when required, assessments of the recoverable amount of property, plant and equipment; as an input to the projection of future taxable profits which support assessments of deferred income tax recoverability; and to forecast the timing of the payment of decommissioning obligations.

Recoverable amount of property, plant and equipment

When an impairment review is undertaken, the recoverable amount is assessed by reference to the higher of value in use (VIU) (being the net present value of expected future pre-tax cash flows of the cash-generating unit in its current condition) and fair value less costs of disposal (“FVLCD”). FVLCD will always exceed VIU at Oyu Tolgoi because there is incremental value in its resources that cannot be included in a VIU assessment. FVLCD is estimated either from the value obtained from an active market where applicable, or by using discounted cash flow techniques based on detailed life-of-mine and/or production plans. Inputs used in the FVLCD discounted post-tax cash flow model represent management’s best estimate of what an independent market participant would consider appropriate and include an assessment of commodity price forecasts and discount rate derived from market data relating to a range of industry participants.

The estimates used by management in arriving at its estimate of recoverable amount are subject to various risks and uncertainties. It is reasonably possible that changes in estimates could occur, which may affect the expected recoverability of the Company’s investments in property, plant and equipment.

A test for recoverable amount was undertaken as at December 31, 2018; refer to Note 13.

TURQUOISE HILL RESOURCES LTD.

Notes to the consolidated financial statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands unless otherwise noted)

2.   Summary of significant accounting policies (continued)

(c)	Critical accounting estimates and judgments (continued)

(i)	Critical accounting estimates (continued)

Decommissioning obligations

The estimate of decommissioning obligations is based on future expectations in the determination of closure provisions. Management makes a number of assumptions and judgments including: estimating the amount of future reclamation costs and their timing, inflation rates and risk-free discount rates. The closure provisions are more uncertain the further into the future the mine closure activities are to be carried out. Actual costs incurred in future periods in relation to the remediation of the Company’s existing assets could differ materially from their estimated undiscounted future value. Income taxes - provision for income taxes and composition of deferred income tax assets and liabilities

The Company must make significant estimates in respect of the provision for income taxes and the composition of its deferred income tax assets and deferred income tax liabilities. The Company’s operations are, in part, subject to foreign tax laws where interpretations, regulations and legislation are complex and continually changing. As a result, there are usually some tax matters in question which may, on resolution in the future, result in adjustments to the amount of current or deferred income tax assets or liabilities, and those adjustments may be material to the Company’s balance sheet and results of operations.

Income taxes – utilization of tax losses carried forward

Changes in the timing of project completion, capital and operating expenditure assumptions, metal prices and other factors having an impact on future taxable income streams could result in revisions to the estimates of benefits to be realized or the Company’s assessments of its ability to utilize tax losses before expiry. These revisions could result in material adjustments to the financial statements.

Net realizable value of inventories

Inventory, including stockpiles of ore, are valued at the lower of weighted average cost and net realizable value (“NRV”). If ore stockpiles are not expected to be processed within the 12 months after the balance sheet date, they are included within non-current assets and net realizable value is calculated on a discounted cash flow basis over the planned processing timeframe for such ore. Evaluating NRV requires management judgment in the selection of estimates for, among other inputs, discount rate, price assumptions, timing of processing and costs to complete.

TURQUOISE HILL RESOURCES LTD.

Notes to the consolidated financial statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands unless otherwise noted)

2.   Summary of significant accounting policies (continued)

(c)	Critical accounting estimates and judgments (continued)

(ii)	Critical accounting judgments

Impairment indicator of property, plant and equipment

Property, plant and equipment are tested for impairment when events or changes in circumstance indicate that the carrying value may be higher than the recoverable amount. Judgment is required in assessing whether certain factors would be considered an indicator of impairment. Management considers both internal and external information to determine whether there is an indicator of impairment.

Borrowing costs

Capitalization of borrowing costs related to construction or development of a qualifying asset requires management to make a determination as to whether funds have been borrowed specifically to finance the asset, or form part of the Company’s general borrowings. This determination requires management to exercise judgment based on the characteristics of third party debt facilities, and the usage of related funds drawn over the life of these facilities. Factors upon which management bases its judgment include: the estimated duration over which drawn funds are invested prior to utilization for capital expenditure; the quantum and timing of debt drawdown relative to that of expenditure on qualifying assets; and the impact of borrowings at the subsidiary entity level (for example whether such arrangements constitute a refinancing arrangement). Amounts capitalized in relation to general borrowings differ from amounts that would be capitalized in the event of the same borrowings being determined as asset specific.

Depletion and depreciation of property, plant and equipment

Property, plant and equipment is the largest component of the Company’s assets and, as such, the depreciation of these assets has a significant effect on the Company’s financial statements.

Mining plant and equipment and other capital assets are depreciated over their expected economic lives using either the units of production method or the straight-line method. Depletion of each mineral property interest is provided on the units of production basis using estimated proven and probable reserves as the depletion basis. Significant judgment is involved in the determination of the useful lives of long-lived assets. A change in the estimated useful life or residual value of a long-lived asset would result in a change in the rate of depreciation for that asset.

For long-lived assets that are depleted or depreciated over proven and probable reserves using the units of production method, a change in the original estimate of proven and probable reserves would result in a change in the rate of depletion or depreciation.

TURQUOISE HILL RESOURCES LTD.

Notes to the consolidated financial statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands unless otherwise noted)

2.   Summary of significant accounting policies (continued)

(c)	Critical accounting estimates and judgments (continued)

(ii)	Critical accounting judgments (continued)

Income taxes – utilization of tax losses carried forward

The determination of the ability of the Company to utilize tax losses carried forward to offset income taxes payable in the future and to utilize temporary differences which will reverse in the future requires management to exercise judgment and make assumptions about the Company’s future performance. Management is required to assess whether it is probable the Company is able to benefit from these tax losses and temporary differences.

(d)	Basis of consolidation

The financial statements consist of the consolidation of the accounts of Turquoise Hill and its respective subsidiaries. All intercompany transactions and balances between Turquoise Hill and its subsidiaries have been eliminated on consolidation. Where necessary, adjustments are made to assets, liabilities, and results of subsidiaries to bring their accounting policies into line with those used by the Company.

Subsidiaries are entities controlled by Turquoise Hill. The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases. The Company controls an entity if it has power to direct the activities of the entity in a manner that significantly affects its returns, has exposure or rights to variable returns from its involvement with the entity and has the ability to use its power to affect those returns.

The Company consolidates all subsidiaries. The Company’s principal operating subsidiary is Oyu Tolgoi LLC (“Oyu Tolgoi”). Wholly-owned subsidiaries of Turquoise Hill together hold a 66.0% interest in Oyu Tolgoi, whose principal asset is the Oyu Tolgoi copper-gold mine located in Southern Mongolia. The remaining 34% non-controlling interest in Oyu Tolgoi is owned by Erdenes Oyu Tolgoi LLC (“Erdenes”), a company controlled by the Mongolian government. The Company has historically funded 100% of the Oyu Tolgoi copper-gold mine’s exploration and development costs via equity and debt investments in Oyu Tolgoi and non-recourse loans to Erdenes. Income or loss of Oyu Tolgoi is attributed to the controlling and non-controlling shareholders based on ownership percentage. Non-recourse loans advanced to Erdenes upon the issuance of additional equity interests to Erdenes are accounted for separately and recorded as an offset to non-controlling interest in equity. Unrealized interest on the non-recourse loans to Erdenes, which are recoverable principally through dividends from Oyu Tolgoi or sale by Erdenes of its interests in Oyu Tolgoi, is recognized when payment of the interest can be reliably determined.

TURQUOISE HILL RESOURCES LTD.

Notes to the consolidated financial statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands unless otherwise noted)

2.   Summary of significant accounting policies (continued)

(e)	Currency translation and foreign exchange

The Company has determined the U.S. dollar to be the functional currency of Turquoise Hill and its significant subsidiaries as it is the currency of the primary economic environment in which Turquoise Hill and all of its significant subsidiaries operate. Accordingly, monetary assets and liabilities denominated in foreign currencies are translated into U.S. dollars at the exchange rate in effect at the date of the balance sheet and non-monetary assets and liabilities are translated at the time of acquisition or issue. Revenues and expenses are translated at rates approximating the exchange rates in effect at the date of the transaction. All exchange gains and losses are included in the consolidated statement of income during the year.

(f)	Revenue

Policy applicable from January 1, 2018:

The Company generates revenue from the sale of concentrate containing copper, gold and silver. Sales revenue is recognized on individual sales to depict the transfer of promised goods to customers in an amount that reflects the consideration to which the Company expects to be entitled in exchange for those goods. The Company considers five steps in assessing whether all of the criteria are met:

●	identify the contract with a customer;
●	identify the performance obligations in the contract;
●	determine the transaction price;
●	allocate the transaction price to performance obligations; and
●	recognize revenue when or as a performance obligation is satisfied.

The Company satisfies its performance obligation and sales revenue is recognized at the point in time when the product is delivered as specified by the customer, which is typically upon loading of the product to the customer’s truck, train or vessel. The Company considers that control has passed when there is a present obligation to pay from the customer’s perspective; physical possession, legal title and the risks and rewards of ownership have all passed to the customer; and the customer has accepted the concentrate. The Company recognizes deferred revenue in the event it receives payment from a customer before a sales transaction meets all the criteria for revenue recognition.

In order to determine the transaction price, revenue from contracts with customers is measured by reference to the forward price for the commodities for the expected quotation period and the Company’s best estimate of contained metal at the date revenue is recognized. Concentrate is provisionally priced whereby the selling price is subject to final adjustment at the end of a period normally ranging from 30 to 180 days after delivery to the customer as defined in the sales contract. The final price is based on the market price at the relevant quotation point stipulated in the contract.

At each reporting date, the receivable is marked to fair value based on the forward selling price for the quotation period stipulated in the contract. The change in fair value of the receivable subsequent to the date of revenue recognition is recognized within ‘Revenue’ on the face of the statements of income and is shown separately as ‘other revenue’ in the notes to the consolidated financial statements.

TURQUOISE HILL RESOURCES LTD.

Notes to the consolidated financial statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands unless otherwise noted)

2.   Summary of significant accounting policies (continued)

(f)	Revenue (continued)

Mining royalties paid to the government of Mongolia are included in operating expenses (also applicable before January 1, 2018).

Policy applicable before January 1, 2018:

The Company’s source of revenue is from the sale of concentrate containing copper, gold and silver. Sales revenue is only recognized on individual sales when all of the following criteria are met:

●	the Company has transferred to the buyer the significant risks and rewards of ownership of the product;
●	the Company retains neither continuing managerial involvement to the degree usually associated with ownership, nor effective control over the goods sold;
●	the amount of revenue can be measured reliably;
●	it is probable that the economic benefits associated with the sale will flow to the Company; and
●	the costs incurred or to be incurred in respect of the sale can be measured reliably.

These conditions are generally satisfied and sales revenue recognized when the product is delivered as specified by the customer, which is typically upon loading of the product to the customer’s truck, train or vessel. The Company recognizes deferred revenue in the event it receives payment from a customer before a sales transaction meets all the criteria for revenue recognition.

Sales revenue is subject to adjustment based on the final determination of contained metal. In such cases, sales revenue is initially recognized on a provisional basis using the Company’s best estimate of contained metal and subsequently adjusted.

Copper concentrate is “provisionally priced” whereby the selling price is subject to final adjustment at the end of a period normally ranging from 30 to 180 days after delivery to the customer as defined in the sales contract. The final price is based on the market price at the relevant quotation point stipulated in the contract which gives rise to an embedded derivative that is required to be bifurcated from the host contract. The host contract is the receivable from the sale of product based on relevant forward market prices at the time of sale. At each reporting date, the provisionally priced embedded derivative is marked to market based on the forward selling price for the quotation period stipulated in the contract. For this purpose, the selling price can be measured reliably for those products, such as copper, gold, and silver, for which there exists an active and freely traded commodity market such as the London Metals Exchange and the value of product sold by the Company is directly linked to the form in which it is traded on that market. The change in fair value of the embedded derivative is classified as a component of sales revenue.

TURQUOISE HILL RESOURCES LTD.

Notes to the consolidated financial statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands unless otherwise noted)

2.   Summary of significant accounting policies (continued)

(g)	Exploration and evaluation

All direct costs related to the acquisition of mineral property interests are capitalized in the period incurred.

Exploration and evaluation costs are charged to operations in the period incurred until such time as it has been determined that a mineral property has proven and probable reserves and the property is economically viable, in which case subsequent evaluation costs incurred to develop a mineral property are capitalized. Exploration and evaluation costs include value-added taxes incurred in foreign jurisdictions when recoverability of those taxes is uncertain.

(h)	Property, plant and equipment

Property, plant and equipment are recorded at cost, less accumulated depletion and depreciation and accumulated impairment losses. The cost of property, plant and equipment includes the estimated close down and restoration costs associated with the asset.

Once an undeveloped mining project has been established as commercially viable, including that it has established proven and probable reserves and approval to mine by governmental authorities has been given, expenditure other than that on land, buildings, plant and equipment is capitalized under “Mineral property interests.” Ore reserves may be declared for an undeveloped mining project before its commercial viability has been fully determined and approval to mine has been given. Evaluation costs may be capitalized during the period between declaration of reserves and approval to mine as further work is undertaken in order to refine the development case to maximize the project’s return.

Project development expenditures, including costs to acquire and construct buildings and equipment are capitalized under “Capital works in progress” provided that the project has been established as commercially viable. Capital works in progress are not categorized as mineral property interests, mining plant and equipment or other capital assets until the capital asset is in the condition and location necessary for its intended use.

Costs, which are incurred during the commissioning phase, that are necessary for the successful commissioning of new assets, are capitalized. Development costs incurred after the commencement of production are capitalized to the extent they are expected to give rise to a future economic benefit.

Borrowing costs related to construction or development of a qualifying asset are capitalized until the point when substantially all the activities that are necessary to make the asset ready for its intended use are complete. Where funds have been borrowed specifically to finance an asset, the amount capitalized is the actual interest on borrowings incurred, net of any returns on invested funds. Where the funds used to finance an asset form part of general borrowings, the amount capitalized is calculated using a weighted average of rates applicable to relevant general borrowings of the Company during the period.

TURQUOISE HILL RESOURCES LTD.

Notes to the consolidated financial statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands unless otherwise noted)

2.   Summary of significant accounting policies (continued)

(i)	Deferred stripping

In open pit mining operations, it is necessary to remove overburden and other waste materials to access ore from which minerals can be extracted economically. The process of mining overburden and waste materials is referred to as stripping.

During the development of an open pit mine, before production commences, stripping costs are capitalized as part of mineral property interests and are subsequently amortized over the life of the mine on a units of production basis.

During the production phase, stripping activity is undertaken for the dual purpose of extracting inventory for current production as well as improving access to the ore body.

Stripping costs incurred for the purpose of extracting current inventories are included in the costs of inventory produced during the period the stripping costs are incurred.

In order for production phase stripping costs to qualify for capitalization as a stripping activity asset, three criteria must be met:

●	it must be probable that economic benefit will be realized in a future accounting period as a result of improved access to the ore body created by the stripping activity;

●	it must be possible to identify the “component” of the ore body for which access has been improved; and

●	it must be possible to reliably measure the costs that relate to the stripping activity.

When the cost of stripping related to development which has a future benefit is not distinguishable from the cost of producing current inventories, the stripping costs are allocated to each activity based on a relevant production measure. Generally, the measure would be calculated based on a ratio obtained by dividing the tonnage of waste mined for the component for the period by the quantity of ore mined for the component. Stripping costs incurred in the period related to the component are deferred to the extent that the current period ratio exceeds the historical life of component ratio.

The stripping activity asset is depreciated on a units of production basis based on expected production of ore over the useful life of the component that has been made more accessible as a result of the stripping activity. The life of component ratios are based on proven and probable reserves based on the mine plan; they are a function of the mine design and therefore changes to that design will generally result in changes to the ratios. Changes in other technical or economic parameters that impact reserves may also impact the life of component ratios. Changes to the life of component ratios are accounted for prospectively.

Deferred stripping costs are included in “Mineral property interests” within property, plant and equipment. Amortization of deferred stripping costs is included as a cost of production in the period.

TURQUOISE HILL RESOURCES LTD.

Notes to the consolidated financial statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands unless otherwise noted)

2.   Summary of significant accounting policies (continued)

(j)	Depreciation and depletion

Property, plant and equipment is depreciated over its useful life, or over the remaining life of the mine if that is shorter.

The useful lives of the major assets of a cash-generating unit are often dependent on the life of the ore body to which they relate. Where this is the case, the lives of mining properties, and their associated concentrators and other long lived processing equipment generally relate to the expected life of the ore body. The life of the ore body, in turn, is estimated on the basis of the life-of-mine plan. In applying the units of production method, depreciation is calculated using the copper content of the ore extracted from the mine in the period as a percentage of the total metal content of the ore to be extracted in current and future periods based on proven and probable reserves.

Development costs that relate to a discrete section of an ore body, and which only provide benefit over the life of those reserves, are depreciated over the estimated life of that discrete section. Development costs incurred that relate to the entire ore body are depreciated over the estimated life of the entire ore body.

Assets within operations for which production is not expected to fluctuate significantly from one year to another or which have a physical life shorter than the mine are depreciated on a straight-line basis. Depreciation commences when an asset is available for use.

(k)	Impairment of non-current assets

Property, plant and equipment is reviewed for impairment when events or changes in circumstances indicate that the full carrying amount may not be recoverable.

Impairment is assessed at the level of cash-generating units which are identified as the smallest identifiable group of assets capable of generating cash inflows which are largely independent of the cash inflows from other assets. When an impairment review is undertaken, the recoverable amount is assessed by reference to the higher of value in use and FVLCD.

The value in use is the net present value of expected future pre-tax cash flows from the relevant cash-generating unit in its current condition, both from continuing use and ultimate disposal. For value in use, recent cost levels are considered, together with expected changes in costs that are compatible with the current condition of the business and which meet the requirements of IFRS.

The best evidence of FVLCD is often the value obtained from an active market or binding sale agreement. Where this is not the case, or where neither an active market nor a binding sale agreement exists, FVLCD is based on the best information available to reflect the amount a market participant would pay for the cash-generating unit in an arm’s length transaction. This is often estimated using discounted post tax cash flow techniques based on detailed life-of-mine and/or production plans.

TURQUOISE HILL RESOURCES LTD.

Notes to the consolidated financial statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands unless otherwise noted)

2.   Summary of significant accounting policies (continued)

(k)	Impairment of non-current assets (continued)

The cash flow forecasts are based on management’s best estimates of expected future revenues and costs, including the future cash costs of production and capital expenditure, which for FVLCD purposes management believe approximate those of a market participant.

Forecast cash flows for impairment purposes are generally based on management’s price forecasts of commodity prices, which assume short term observable market prices will revert to the Company’s assessment of the long term price, generally over a period of three to five years. These long-term forecast commodity prices are derived from industry analyst consensus.

The discount rates applied to the future cash flow forecasts represent an estimate of the rate the market would apply having regard to the time value of money and the risks specific to the asset for which the future cash flow estimates have not been adjusted.

Non-current assets that have previously been impaired are tested for possible reversal of the impairment whenever events or changes in circumstances indicate that the impairment may have reversed.

(l)	Decommissioning obligations

The Company recognizes liabilities for statutory, contractual, legal or constructive obligations associated with the retirement of property, plant and equipment, when those obligations result from the acquisition, construction, development or normal operation of the assets. Initially, a provision for a decommissioning obligation is recognized at its net present value in the period in which it is incurred, using a discounted cash flow technique with market-based risk-free discount rates and estimates of the timing and amount of the settlement of the obligation.

Upon initial recognition of the liability, the corresponding decommissioning cost is added to the carrying amount of the related asset. Following initial recognition of the decommissioning obligation, the carrying amount of the liability is increased for the passage of time and adjusted for changes to significant estimates including the current discount rate, the amount or timing of the underlying cash flows needed to settle the obligation and the requirements of the relevant legal and regulatory framework. Subsequent changes in the provisions resulting from new disturbance, updated cost estimates, changes to estimated lives of operations and revisions to discount rates are also capitalized to the related property, plant and equipment. Amounts capitalized to the related property, plant and equipment are depreciated over the lives of the assets to which they relate. The amortization or unwinding of the discount applied in establishing the net present value of provisions is charged to expense and is included within finance costs in the consolidated statement of income.

TURQUOISE HILL RESOURCES LTD.

Notes to the consolidated financial statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands unless otherwise noted)

2.   Summary of significant accounting policies (continued)

(m)	Inventories

Concentrate inventory is valued at the lower of weighted average cost and net realizable value. Cost comprises production and processing costs, which includes direct and indirect labour, operating materials and supplies, applicable transportation costs and apportionment of operating overheads, including depreciation and depletion. Net realizable value is the expected average selling price of the concentrate inventory less applicable selling and transportation costs.

Stockpiles represent ore that has been extracted and is available for further processing. Stockpiles are valued at the lower of weighted average production cost and net realizable value. Production cost includes direct and indirect labour, operating materials and supplies, applicable transportation costs, and apportionment of operating overheads, including depreciation and depletion.

Net realizable value is the expected average selling price of the finished product less the costs to get the product into saleable form and to the selling location. If the ore will not be processed and sold within the 12 months after the consolidated balance sheet date it is included within non-current assets and net realizable value is calculated on a discounted cash flow basis over the planned processing of such ore.

Mine stores and supplies are valued at the lower of the weighted average cost and net realizable value.

(n)	Taxation

Income tax expense comprises current and deferred tax. Current tax and deferred taxes are recognized in the consolidated statement of income except to the extent that they relate to items recognized directly in equity or in other comprehensive income.

Current tax is the expected tax payable or receivable on the taxable income or loss for the year, using tax rates enacted or substantively enacted at the reporting date.

Deferred tax is recognized in respect of unused tax losses and credits, as well as temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes.    Deferred tax is measured at the tax rates that are expected to be applied to temporary differences when they reverse, based on enacted or substantively enacted laws at the reporting date.

The Company computes the provision for deferred income taxes under the liability method. A deferred tax asset is recognized for unused tax losses, tax credits and deductible temporary differences, only to the extent that it is probable that future taxable profits will be available against which they can be utilized. Future taxable profits are estimated using an income forecast derived from cash flow projections, based on detailed life-of-mine plans and corporate forecasts. Where applicable, the probability of utilizing tax losses or credits is evaluated by considering risks relevant to future cash flows, and the expiry dates after which these losses or credits can no longer be utilized.

TURQUOISE HILL RESOURCES LTD.

Notes to the consolidated financial statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands unless otherwise noted)

2.   Summary of significant accounting policies (continued)

(n)	Taxation (continued)

Deferred tax is not recognized for the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting nor taxable profit or loss, and differences relating to investments in subsidiaries, associates and joint arrangements to the extent that it is probable that they will not reverse in the foreseeable future.

The Company is subject to assessments by various taxation authorities, who may interpret tax legislation differently from the Company. The final amount of taxes to be paid depends on a number of factors, including the outcomes of audits, appeals or negotiated settlements. Such differences are accounted for based on management’s best estimate of the probable outcome of these matters.

The Company must make significant estimates and judgments in respect of its provision for income taxes and the composition and measurement of its deferred income tax assets and liabilities. The Company’s operations are, in part, subject to foreign tax laws where interpretations, regulations and legislation are complex and continually changing. As a result, there are usually some tax matters in question that may, upon resolution in the future, result in adjustments to the amount of deferred income tax assets and liabilities; those adjustments may be material.

(o)	Employee benefits

Wages, salaries, contributions to government pension and social insurance funds, compensated absences and bonuses are accrued in the year in which the employees render the associated services.

(p)	Cash and cash equivalents

For the purposes of the consolidated balance sheet, cash and cash equivalents comprise cash on hand, demand deposits and short term, highly liquid investments with an initial maturity of three months or less that are readily convertible into known amounts of cash and which are subject to insignificant risk of changes in value.

(q)	Financial instruments

Policy applicable from January 1, 2018:

The Company classifies its financial instruments in the following categories: at fair value through profit or loss, fair value through other comprehensive income or at amortized cost.

Classification

The Company determines the classification of financial instruments at initial recognition.

The classification of debt instruments is driven by the Company’s business model for managing the financial assets and their contractual cash flow characteristics. A debt instrument is measured at amortized cost if the objective of the business model is to hold the debt instrument for the collection of contractual cash flows, and the asset’s contractual cash flows are comprised solely of payments of principal and interest (“SPPI”).

TURQUOISE HILL RESOURCES LTD.

Notes to the consolidated financial statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands unless otherwise noted)

2.	Summary of significant accounting policies (continued)

(q)	Financial instruments (continued)

A debt instrument held under a business model under which financial assets may be either held to collect contractual cash flows or sold is classified as held at fair value through other comprehensive income if the SPPI criteria are met. Any other financial assets are classified at fair value through profit or loss.

Debt instruments are classified as current or non-current assets based upon their maturity date. Equity instruments that are held for trading are classified as fair value through profit or loss. For other equity instruments, on the day of acquisition, the Company is able to make an irrevocable election (on an instrument-by-instrument basis) to designate them as at fair value through other comprehensive income.

Financial liabilities are measured at amortized cost, unless they are required to be measured at fair value through profit or loss (such as instruments held for trading or derivatives) or where the Company has opted to measure at fair value through profit or loss.

Measurement

a)	Financial assets and liabilities at fair value through profit or loss

Financial assets and liabilities at fair value through profit or loss are initially recognized at fair value and transaction costs are expensed in the consolidated statements of income. Realized and unrealized gains and losses arising from changes in fair value are included in the consolidated statement of income in the period in which they arise. Where the Company has elected to recognize a financial liability at fair value through profit or loss, any changes associated with the Company’s own credit risk will be recognized in other comprehensive income.

b)	Financial assets at fair value through other comprehensive income

Investments in equity instruments at fair value through other comprehensive income are initially recognized at fair value plus transaction costs. Subsequent to initial recognition, they are measured at fair value, with gains and losses recognized in other comprehensive income.

c)	Financial assets and liabilities at amortized cost

Financial assets and liabilities at amortized cost are initially recognized at fair value net of transaction costs, and subsequently carried at amortized cost less any impairment charges.

TURQUOISE HILL RESOURCES LTD.

Notes to the consolidated financial statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands unless otherwise noted)

2.	Summary of significant accounting policies (continued)

(q)	Financial instruments (continued)

d)	Derivative financial instruments

Derivatives are classified as fair value through profit or loss. Derivatives embedded in financial liabilities are treated as separate derivatives when their risks and characteristics are not closely related to their host contracts. Commodity-based derivatives resulting from provisionally priced concentrate are classified as fair value through profit or loss with changes in value recognized in revenue.

Impairment of financial assets

The Company recognizes a loss allowance for expected credit losses on financial assets that are measured at amortized cost.

At each reporting date, the Company measures the loss allowance for the financial asset at an amount equal to the twelve month expected credit loss for performing assets and the lifetime expected credit loss if the credit risk on the financial asset has increased significantly since initial recognition. For financial assets that are credit impaired at inception, the Company recognizes the expected lifetime credit loss allowance and any interest income is calculated on the net carrying amount.

Impairment losses on financial assets carried at amortized cost are reversed in subsequent periods if the expected credit losses are reversed after the impairment was recognized.

Derecognition

Financial assets are derecognized when the investments mature or are sold, and substantially all the risks and rewards of ownership have been transferred. A financial liability is derecognized when the obligation under the liability is discharged, canceled or expired. Gains and losses on derecognition are recognized within finance income and finance costs, respectively. Gains or losses on equity instruments designated as fair value through other comprehensive income remain within accumulated other comprehensive income.

Policy applicable before January 1, 2018:

The Company categorizes its financial assets in the following categories: at fair value through profit or loss, loans and receivables, available for sale or held-to-maturity investments. The classification depends on the purpose for which the financial assets were acquired.

TURQUOISE HILL RESOURCES LTD.

Notes to the consolidated financial statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands unless otherwise noted)

2.	Summary of significant accounting policies (continued)

(q)	Financial instruments (continued)

(i)	Financial assets

Management determines the classification of the Company’s non-derivative financial assets at initial recognition. The Company has no financial assets categorized at fair value through profit or loss or held-to-maturity.

a)	Loans and receivables

Loans and receivables comprise non-derivative financial assets with fixed or determinable payments that are not quoted in an active market, with the exception of items for which the Company may not recover substantially all of its investment for reasons other than credit deterioration, which are classified as available for sale. Such assets are recognized initially at fair value plus any directly attributable transaction costs. Subsequent to initial recognition, loans and receivables are measured at amortized cost using the effective interest method, less any impairment losses.

b)	Available for sale financial assets

Available for sale financial assets are non-derivatives that are either designated as available for sale or not classified in any of the other categories. Subsequent to initial recognition, they are measured at fair value and changes therein, other than impairment losses and foreign currency differences on available for sale debt instruments, are recognized in other comprehensive income.

When an investment is derecognized, the cumulative gain or loss in accumulated other comprehensive income is transferred to the consolidated statement of income. The Company assesses at each balance sheet date whether there is objective evidence that a financial asset or a group of financial assets is impaired. In the case of equity securities classified as available for sale, an evaluation is made as to whether a decline in fair value is “significant” or “prolonged”. Impairment losses are recorded in the consolidated statement of income.

(ii)	Financial liabilities

Borrowings and other financial liabilities (including trade payables but excluding embedded derivatives) are recognized initially at fair value, net of transaction costs incurred, and are subsequently stated at amortized cost. Any difference between the amounts originally received for borrowings and other financial liabilities (net of transaction costs) and the redemption value is recognized in the consolidated statement of income over the period to maturity using the effective interest method.

TURQUOISE HILL RESOURCES LTD.

Notes to the consolidated financial statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands unless otherwise noted)

2.	Summary of significant accounting policies (continued)

(q)	Financial instruments (continued)

(iii)	Derivative financial instruments

Derivatives are initially recognized at their fair value on the date the derivative contract is entered into and transaction costs are expensed in the consolidated statement of income. The Company’s derivatives are subsequently re-measured at their fair value at each consolidated balance sheet date with changes in fair value recognized in the consolidated statement of income.

Derivatives embedded in other financial instruments or other host contracts are treated as separate derivatives when their risks and characteristics are not closely related to their host contracts.

(r)	Share based payments

The Company has a Performance Share Unit (“PSU”) Plan and a Director Deferred Share Unit (“DDSU”) Plan.

The PSUs and DDSUs are accounted for at fair value upon issuance and remeasured each reporting period, based on the fair market value of a common share of the Company, and recognized as an expense on a straight-line basis over the vesting period.

(s)	Segment reporting

An operating segment is a component of the Company that engages in business activities from which it may earn revenues and incur expenses, including revenues and expenses that relate to transactions with any of the Company’s other components. Operating segments are reported consistently with internal information provided to the chief operating decision maker (“CODM”). The CODM, who is responsible for allocating resources and assessing performance, has been identified as Turquoise Hill’s Chief Executive Officer. Based upon management’s assessment of the above criteria, the Company has one operating segment, Oyu Tolgoi, with its copper-gold mine in Southern Mongolia.

TURQUOISE HILL RESOURCES LTD.

Notes to the consolidated financial statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands unless otherwise noted)

2.	Summary of significant accounting policies (continued)

(t)	New standards and interpretations not yet adopted

A number of new standards, and amendments to standards and interpretations, are not yet effective for the year ending December 31, 2018, and have not been applied in preparing these consolidated financial statements. The following standard will have an effect on future consolidated financial statements of the Company:

(i)

IFRS 16, Leases, which will replace IAS 17, Leases, is effective for the Company’s fiscal year ending December 31, 2019. The objective of the new standard is to report all leases on the consolidated balance sheet with the exception of short term (under 12 months) and low value leases, and to define how right to use assets and related lease liabilities are measured. Under the new standard, a lessee is in essence required to:

(a)

Recognize all lease assets and liabilities (including those currently classified as operating leases) on the balance sheet, initially measured at the present value of the lease payments not paid at that date;

(b)	Recognize amortization of lease assets and interest on lease liabilities in the statement of income over the lease term; and
(c)

Separate the total amount of cash paid into a principal portion (presented within financing activities) and interest (which companies can choose to present within operating or financing activities consistent with presentation of any other interest paid) in the statement of cash flows.

In preparation for the first-time application of IFRS 16, the Company undertook an implementation project. The project has shown that the new definition in IFRS 16 will not change significantly the scope of contracts that meet the definition of a lease for the Company.

IFRS 16 will change how the Company accounts for leases previously classified as operating leases under IAS 17, which were off-balance sheet.

The Company will apply the definition of a lease and related guidance set out in IFRS 16 to all lease contracts entered into or modified on or after January 1, 2019 (whether it is a lessor or a lessee in the lease contract). The Company will apply the modified retrospective approach and will not restate comparative amounts for the year prior to first adoption.

For all leases, the lease liability will be measured at January 1, 2019 as the present value of any future minimum lease payments discounted using the appropriate incremental borrowing rate. The carrying value of the Company’s right of use assets will be measured as if the lease had been in place since commencement date. The difference between the right of use asset and the lease liability will be recognized as an adjustment to Deficit at January 1, 2019.

TURQUOISE HILL RESOURCES LTD.

Notes to the consolidated financial statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands unless otherwise noted)

2.	Summary of significant accounting policies (continued)

(t)	New standards and interpretations not yet adopted (continued)

The Company will apply the following optional practical expedients permitted under the standard:

–

For short-term leases (lease term of 12 months or less) and leases of low-value assets (such as personal computers and office furniture), the Company will opt to recognize a lease expense on a straight-line basis;

–	to exclude any initial direct costs from the measurement of the right of use asset at transition; and
–	to apply the use of hindsight when reviewing the lease arrangement for determination of the measurement or term of the lease under the retrospective method.

Under IFRS 16, right of use assets will be tested for impairment in accordance with IAS 36 Impairment of Assets. This will replace the previous requirement to recognize a provision for onerous lease contracts.

As at December 31, 2018, the Company has non-cancellable operating lease commitments of $25.8 million relating primarily to the leasing of warehouse and office facilities as well as power lines and transportation equipment, the vast majority of which are located at Oyu Tolgoi. These arrangements relate to leases other than short-term leases and leases of low-value assets.

Upon adoption of IFRS 16 from January 1, 2019, the Company intends to recognize a right of use asset and a corresponding lease liability, recognizing the difference in Deficit, none of which are expected to have a material impact on the Company’s consolidated financial statements.

(ii)

IFRIC 23, Uncertainty of Income Tax Treatments, changes the method of calculating provisions for uncertain tax positions. The Company currently recognized provisions based on the most likely amount of the liability, if any, for each uncertain tax position. The interpretation requires a probability weighted average approach to be taken for issues for which there are a wide range of possible outcomes. For tax issues with a binary outcome, the most likely amount method still remains. The Company is in the process of finalizing the impact of the adoption of IFRIC 23.

None of the remaining standards and amendments to standards and interpretations are expected to have a significant effect on the consolidated financial statements of the Company.

TURQUOISE HILL RESOURCES LTD.

Notes to the consolidated financial statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands unless otherwise noted)

3.	Operating segment

	Year Ended December 31, 2018
	Oyu Tolgoi	Corporate and other eliminations	Consolidated

Revenue	$1,180,022	$-	$1,180,022
Cost of sales	(777,248)	-	(777,248)

Gross margin	402,774	-	402,774

Operating expenses	(284,063)	49,991	(234,072)
Corporate administration expenses	-	(24,370)	(24,370)
Other income	7,105	14	7,119
Income before finance items and taxes	125,816	25,635	151,451

Finance items
Finance income	46,993	107,675	154,668
Finance costs	(388,388)	335,899	(52,489)

Income (loss) from operations before taxes	$(215,579)	$469,209	$253,630

Income and other taxes	165,803	(25,159)	140,644

Income (loss) for the year	$(49,776)	$444,050	$394,274

Depreciation and depletion	211,201	-	211,201
Capital additions	1,684,732	-	1,684,732
Current assets	409,733	3,116,854	3,526,587
Non-current assets	9,447,857	337,543	9,785,400
Current liabilities	508,551	25,855	534,406
Non-current liabilities	9,695,964	(5,329,167)	4,366,796
Net increase in cash	67,599	90,685	158,284

(a)

Revenue by geographic destination is based on the ultimate country of destination, if known. If the destination of the concentrate sold through traders is not known, then revenue is allocated to the location of the concentrate at the time when revenue is recognized. During the year ended December 31, 2018, principally all of Oyu Tolgoi’s revenue arose from concentrate sales to customers in China and revenue from individual customers in excess of 10% of Oyu Tolgoi’s revenue was $209.6 million, $145.1 million and $127.8 million (December 31, 2017 - $195.6 million, $187.7 million, $168.1 million and $124.9 million).

All long-lived assets of the Oyu Tolgoi segment, other than financial instruments, are located in Mongolia.

TURQUOISE HILL RESOURCES LTD.

Notes to the consolidated financial statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands unless otherwise noted)

3.	Operating segment (continued)

	Year Ended December 31, 2017
	Oyu Tolgoi	Corporate and other eliminations	Consolidated

Revenue	$939,780	$-	$939,780
Cost of sales	(763,798)	-	(763,798)

Gross margin	175,982	-	175,982

Operating expenses	(238,967)	37,506	(201,461)
Corporate administration expenses	-	(21,999)	(21,999)
Other income	736	729	1,465

Income (loss) before finance items and taxes	(62,249)	16,236	(46,013)

Finance items
Finance income	64,309	91,969	156,278
Finance costs	(373,639)	220,289	(153,350)

Income (loss) from operations before taxes	$(371,579)	$328,494	$(43,085)

Income and other taxes	164,758	(10,745)	154,013

Income (loss) for the period	$(206,821)	$317,749	$110,928

Depreciation and depletion	307,572	32	307,604
Capital additions	1,253,253	-	1,253,253
Current assets	391,696	2,773,456	3,165,152
Non-current assets	7,814,976	1,853,191	9,668,167
Current liabilities	480,065	23,402	503,467
Non-current liabilities	8,538,758	(4,228,130)	4,310,628
Net increase (decrease) in cash	(40,662)	67,691	27,029

TURQUOISE HILL RESOURCES LTD.

Notes to the consolidated financial statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands unless otherwise noted)

4.	Revenue

	Year Ended December 31, 2018
	Revenue from contracts with customers	Other revenue (a)	Total revenue

Total revenue:

Copper	$899,737	$ (33,195)	$ 866,542

Gold	299,820	609	300,429

Silver	12,946	105	13,051
	$1,212,503	$ (32,481)	$ 1,180,022

	Year Ended December 31, 2017
	Revenue from contracts with customers	Other revenue (a)	Total revenue

Total revenue:

Copper	$766,600	$ 28,963	$ 795,563

Gold	128,346	2,433	130,779

Silver	13,158	280	13,438
	$908,104	$ 31,676	$ 939,780

(a) Other revenue relates to gains (losses) on the revaluation of trade receivables.

5.	Cost of sales

	Year Ended December 31,
	2018	2017

Production and delivery	$568,007	$468,372

Depreciation and depletion	209,496	304,144

Reversal of provision against carrying value of inventories (Note 9)	(255)	(8,718)

	$777,248	$763,798

TURQUOISE HILL RESOURCES LTD.

Notes to the consolidated financial statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands unless otherwise noted)

6.	Operating expenses

	Year Ended December 31,
	2018	2017

Oyu Tolgoi administration expenses	$117,172	$120,634
Royalty expenses	70,782	57,082
Inventory write downs (reversals) (a)	14,286	(6,834)
Selling expenses	26,754	24,132
Depreciation	1,705	3,460
Other	3,373	2,987
	$234,072	$201,461

(a)	Inventory write downs (reversals) include net adjustments to the carrying value of ore stockpile inventories and materials and supplies; refer to Note 9.

7.	Finance items

	Year Ended December 31,
	2018	2017
Finance income:
Interest income (a)	$154,668	$156,278
	$154,668	$156,278

Finance costs:
Interest expense and similar charges	$(382,082)	$(349,262)
Amounts capitalized to property, plant and equipment (b)	334,668	200,764
Accretion of decommissioning obligations (Note 17)	(5,075)	(4,852)
	$(52,489)	$(153,350)

(a)

Finance income on the related party receivable relates to amounts placed with Rio Tinto under an agreement for cash management services in connection with net proceeds from the project finance facility (refer to Note 22).

(b)	The majority of the costs capitalized to property, plant and equipment were capitalized at the weighted average rate of the Company’s general borrowings of 8.2%.

TURQUOISE HILL RESOURCES LTD.

Notes to the consolidated financial statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands unless otherwise noted)

8.	Cash and cash equivalents

	December 31, 2018	December 31, 2017

Cash at bank and on hand (a)	$148,040	$95,822
Money market funds and other cash equivalents (b)	1,455,027	1,348,961
	$1,603,067	$1,444,783

(a)	At December 31 2018, cash at bank and on hand of $124.0 million (December 31, 2017 - $56.4 million) has been pledged as security for the project finance facility.

(b)	At December 31, 2018, short-term liquid investments of $741.7 million (December 31, 2017 - $741.7 million) have been placed with Rio Tinto (refer to Note 22).

9.	Inventories

	December 31, 2018	December 31, 2017
Current
Concentrate	$69,691	$92,882
Ore stockpiles	76,512	65,556
Provision against carrying value of ore stockpiles	(15,636)	(10,129)
Materials and supplies	185,994	193,902
Provision against carrying value of materials and supplies	(73,591)	(68,069)
	$242,970	$274,142
Non-current
Ore stockpiles	$25,005	$51,144
Provision against carrying value of ore stockpiles	(6,350)	(7,765)
	$18,655	$43,379

During the year ended December 31, 2018, $777.2 million (2017 - $763.8 million) of inventory was charged to cost of sales (Note 5).

During the year ended December 31, 2018, net write down charges of $14.0 million (2017 – net write down reversals of $15.6 million) were recognized in the consolidated statement of income relating to inventory write off and movement in provisions against carrying value. During the year ended December 31, 2018, inventory on which there was a provision against carrying value of $4.4 million (2017 - $56.3 million) was sold and recognized in cost of sales for the period.

TURQUOISE HILL RESOURCES LTD.

Notes to the consolidated financial statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands unless otherwise noted)

10.	Trade and other receivables

	December 31, 2018	December 31, 2017

Trade receivables and other	$14,623	$16,270
Due from related parties (Note 22)	15,641	12,819
	$30,264	$29,089

11. Prepaid expenses and other assets
	December 31, 2018	December 31, 2017

Prepaid expenses	$27,285	$13,816
Amounts prepaid to related parties (Note 22)	2,928	35,736
	$30,213	$49,552

12. Receivable from related party and other non-current financial assets
	December 31, 2018	December 31, 2017
Current assets:
Receivable from related party (Note 22)	$1,620,073	$1,367,586
	$1,620,073	$1,367,586

	December 31, 2018	December 31, 2017
Receivable from related party and other non-current financial assets:
Receivable from related party (Note 22)	$266,211	$1,788,698
Marketable securities	5,566	8,441
Other	7,242	6,935
	$279,019	$1,804,074

TURQUOISE HILL RESOURCES LTD.

Notes to the consolidated financial statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands unless otherwise noted)

13.	Property, plant and equipment

	Oyu Tolgoi
Year Ended December 31, 2018	Mineral property interests	Plant and equipment	Capital works in progress	Other capital assets	Total

Net book value:

January 1, 2018	$834,310	$3,197,491	$3,315,171	$-	7,346,972

Additions	21,137	-	1,328,927	-	1,350,064

Interest capitalized (Note 7)	-	-	334,668	-	334,668

Depreciation for the year	(56,334)	(133,070)	-	-	(189,404)

Disposals and write offs	-	(3,995)	-	-	(3,995)

Transfers and other movements	-	203,021	(203,021)	-	-
December 31, 2018	$799,113	$3,263,447	$4,775,745	$-	$8,838,305

Cost	1,247,246	4,729,132	4,775,745	1,152	10,753,275

Accumulated depreciation / impairment	(448,133)	(1,465,685)	-	(1,152)	(1,914,970)
December 31, 2018	$799,113	$3,263,447	$4,775,745	$-	$8,838,305

Non-current assets pledged as security (a)	$799,113	$3,263,447	$4,775,745	$-	$8,838,305

	Oyu Tolgoi
Year Ended December 31, 2017	Mineral property interests	Plant and equipment	Capital works in progress	Other capital assets	Total

Net book value:

January 1, 2017	$854,089	$3,394,948	$2,167,962	$32	$6,417,031

Additions	47,270	-	1,005,219	-	1,052,489

Interest capitalized (Note 7)	-	-	200,764	-	200,764

Depreciation for the year	(67,049)	(253,296)	-	(32)	(320,377)

Disposals and write offs	-	(2,935)	-	-	(2,935)

Transfers and other movements	-	58,774	(58,774)	-	-
December 31, 2017	$834,310	$3,197,491	$3,315,171	$-	$7,346,972

Cost	1,226,109	4,541,570	3,315,171	1,152	9,084,002

Accumulated depreciation / impairment	(391,799)	(1,344,079)	-	(1,152)	(1,737,030)
December 31, 2017	$834,310	$3,197,491	$3,315,171	$-	$7,346,972

Non-current assets pledged as security (a)	$834,310	$3,197,491	$3,315,171	$-	$7,346,972

TURQUOISE HILL RESOURCES LTD.

Notes to the consolidated financial statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands unless otherwise noted)

13.	Property, plant and equipment (continued)

(a)

In addition to property, plant and equipment, at December 31, 2018 current and non-current inventory of $243.0 million (December 31, 2017 - $274.1 million) and $18.7 million (December 31, 2017 - $43.4 million) respectively are pledged as security for the project finance facility.

(b)

At December 31, 2018, the Company reviewed impairment indicators at the Oyu Tolgoi cash-generating unit level and identified that there was an indicator of impairment. The recoverable amount was assessed as the higher of value in use and FVLCD. The recoverable amount was determined by reference to a FVLCD model using discounted post-tax cash flows in line with the Company’s accounting policy for impairment of non-current assets set out in Note 2 (k).

The Company’s assessment of FVLCD exceeded the carrying value by $3.7 billion at December 31, 2018. As such, no impairment charge has been recognized in the consolidated statement of income.

In arriving at FVLCD, post-tax cash flows expressed in real terms have been estimated based on detailed life-of-mine plans and discounted using a post-tax real discount rate of 8.0%. Long-term forecast commodity prices were estimated using industry analyst consensus forecasts.

During the fourth quarter of 2018, the Company carried out its own review of the previously announced Rio Tinto schedule and cost re-forecast for the Oyu Tolgoi underground project that had concluded that a delay to sustainable first production was expected from the first quarter of 2021 to late in the third quarter of 2021. On December 31, 2018, Oyu Tolgoi and the Government of Mongolia signed the Power Source Framework Agreement, which provides a binding framework and pathway forward for the construction of a Tavan Tolgoi-based power project, as well as establishes the basis for a long-term domestic power solution for the mine. The impact of these updates has been reflected in the recoverable amount of the Oyu Tolgoi cash-generating unit.

Reasonably possible movements in key assumptions could reduce the calculated recoverable amount. The post-tax real discount rate would need to be increased to 10.4% or the long-term copper and gold prices would need to be reduced by 15%, in order for the recoverable amount to equal the carrying value of the cash-generating unit.

Since the completion of its independent review and as announced on February 27, 2019, the Company has become aware that Rio Tinto, as manager of the project, has advised that as the lateral development continues, there is more detailed data than what was previously available. As a consequence, Rio Tinto is studying the impact of some potentially significant changes to some future elements of the underground design including relocating the ore passes. This, together with the delay to Shaft 2 also announced by the Company on February 27, 2019, is ultimately expected to result in an overall schedule delay to sustainable first production beyond the end of the third quarter of 2021.

TURQUOISE HILL RESOURCES LTD.

Notes to the consolidated financial statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands unless otherwise noted)

13.	Property, plant and equipment (continued)

Recognizing the uncertainties noted above, the Company acknowledges that a further delay to first sustainable production would have an adverse impact upon the recoverable amount. The Company has estimated that, based on its best available information, any possible additional delay to sustainable first production, whilst maintaining a total project cost of $5.3 billion, would reduce the recoverable amount by approximately $0.1 billion per each incremental month of delay. As such, the Company believes that any reasonably possible movement in the development schedule would not reduce the recoverable amount to below the carrying value of the Oyu Tolgoi cash-generating unit.

14.	Trade and other payables

	December 31, 2018	December 31, 2017
Trade payables and accrued liabilities	$395,883	$360,697
Interest payable on long-term borrowings	10,906	10,161
Payable to related parties (Note 22)	51,490	52,308
Other	965	12,703
	$459,244	$435,869

15.	Borrowings and other financial liabilities

	December 31, 2018	December 31, 2017
Project finance facility (a)	$4,175,240	$4,146,601
Finance lease payable	12,057	12,518
	$4,187,297	$4,159,119

(a)	Project finance facility

On December 14, 2015, Oyu Tolgoi signed a $4.4 billion project finance facility. The facility is provided by a syndicate of international financial institutions and export credit agencies representing the governments of Canada, the United States and Australia, along with 15 commercial banks. The project finance lenders have agreed a debt cap of $6.0 billion. In addition to the funding drawn down to date there is an additional $0.1 billion available, subject to certain conditions, under the Company’s facility with the Export-Import Bank of the United States, and the potential for an additional $1.6 billion of supplemental debt in the future.

TURQUOISE HILL RESOURCES LTD.

Notes to the consolidated financial statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands unless otherwise noted)

15.	Borrowings and other financial liabilities (continued)

(a)	Project finance facility (continued)

Under the terms of the project finance facility held by Oyu Tolgoi, there are certain restrictions on the ability of Oyu Tolgoi to make shareholder distributions.

At December 31, 2018, Oyu Tolgoi has drawn down $4.3 billion of the project finance facility:

	December 31, 2018		Original	Annual interest rate
Facility	Carrying Value (i)	Fair Value (i)	Term (ii)	Pre-completion	Post-completion

International Financial
Institutions - A Loan	$768,002	$899,021	15 years	LIBOR +3.78%	LIBOR + 4.78%

Export Credit Agencies	871,491	949,936	14 years	LIBOR + 3.65%	LIBOR + 4.65%
Loan	271,408	307,439	13 years	2.3%	2.3%

MIGA Insured Loan (iii)	676,157	735,065	12 years	LIBOR + 2.65%	LIBOR + 3.65%

Commercial Banks	1,588,182	1,674,216	12 years	LIBOR + 3.4%	LIBOR + 4.4%
- B Loan				Includes $50 million 15-year loan at A Loan rate
	$4,175,240	$4,565,677

(i)

The carrying value of borrowings under the project finance facility differs from fair value due to amortized transaction costs, and changes in the estimate of fair value between the initial recognition date and the balance sheet date. Project finance borrowings were initially recognized at fair value less transaction costs on the relevant draw down dates, with aggregate initial fair value being $4,347.2 million before transaction costs. At December 31, 2018, these borrowings are stated net of $172.0 million amortized transaction costs.

At December 31, 2018, the fair value of the Company’s borrowings has been estimated with reference to a market yield, the variability of which is considered a reasonable indicator, over the pre-completion period, of movements in the fair value of amounts drawn under the project finance facility. Post completion, the fair value has been estimated with reference to the annual interest rate on each tranche of the facility, and consideration of factors that could indicate a change in the credit assessment of Oyu Tolgoi LLC as a counterparty to project finance. These considerations include in-country risk relating to the Oyu Tolgoi project, and the assumed date of transition from pre-completion to post-completion. This is considered a level 3 fair value measurement. Refer to Note 22 (v) for a description of Rio Tinto guarantee arrangements with respect to project finance borrowings.

(ii)

The project finance facility provides for interest only payments for the first five years followed by minimum repayments according to a stepped amortization schedule for the remaining life of the facility.

(iii)

The Multilateral Investment Guarantee Agency (“MIGA”) provides political risk insurance for commercial banks. The Company is required to pay an annual insurance premium of 1.4% of the MIGA Insured Loan for the remaining life of the facility.

TURQUOISE HILL RESOURCES LTD.

Notes to the consolidated financial statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands unless otherwise noted)

16.	Income taxes

(a)	Tax expense (benefit)

	Year Ended December 31,
	2018	2017
Current (i)	$12,804	$5,613
Deferred
Temporary differences including tax losses (ii)	(175,679)	(177,342)
Withholding taxes (iii)	22,231	17,716
	$(153,448)	$(159,626)

Net income statement benefit for income taxes	$(140,644)	$(154,013)

(i)	Current taxes

In 2018, a cash payment of $4.9 million (2017 - $1.2 million) was made in respect of withholding tax in addition to other current taxes payable. Deferred tax liabilities for withholding taxes are reclassified to current tax prior to settlement.

(ii)	Deferred tax assets

2018 – Mongolia

Deferred tax assets of $584.2 million were recognized at December 31, 2018 in Mongolia, comprising of $280.1 million relating to tax losses that expire if not recovered against taxable profits within eight years and $304.1 million relating to accrued but unpaid interest expense and other temporary differences. Tax losses have been calculated in accordance with the provisions of the Oyu Tolgoi Investment Agreement and Mongolian laws.

The Company recognized deferred tax assets at December 31, 2018 to the extent recovery is considered probable. In assessing the probability of recovery, taxable profit projections, derived from cash flows from detailed life-of-mine and production plans, were evaluated with reference to commodity price sensitivities, operating cost assumptions, and carry-forward limits.

During the year ended December 31, 2018, the Company recognized additional Mongolian deferred tax assets of $165.9 million, of which $105.6 million was the result of additional operating losses and accrued but unpaid interest expense incurred by Oyu Tolgoi in the period.

The remaining movement in the Mongolian deferred tax asset was due to an overall strengthening of taxable income forecasts driven by improved long-term commodity price projections and updated operating assumptions in mine planning during the year. This was partly offset by a reduction of the deferred tax asset recognized for losses incurred in 2016, as the delay to sustainable first production of the underground mine is expected to lead to an increase in the amount of 2016 losses estimated to expire un-utilized.

TURQUOISE HILL RESOURCES LTD.

Notes to the consolidated financial statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands unless otherwise noted)

16.	Income taxes (continued)

(a)	Tax expense (benefit) (continued)

2018 – Canada

The deferred tax asset at December 31, 2018 of $65.3 million was recognized in relation to non-capital Canadian tax losses carried forward. Non-capital losses expire if not used to offset taxable income within twenty years. Updated projections, including interest income, management service fees, and operating costs increased projected taxable income against which the recoverability of tax losses was assessed.

2017 – Mongolia

At December 31, 2017, the Company recognized a deferred tax asset related to Mongolian tax losses and accrued but unpaid interest totaling $418.3 million. During the year ended December 31, 2017, the Company recognized additional Mongolian deferred tax assets of $164.9 million, of which $81.9 million related to 2017 activity. The remaining movement in the Mongolian deferred tax asset was due to an overall strengthening of taxable income forecasts driven by improved long-term commodity price projections and the impact of the tax assessment, partly offset by updated operating assumptions in mine planning.

In January 2018, Oyu Tolgoi received a tax assessment from the Mongolian Tax Authority (the “MTA”) as a result of a general tax audit for the period covering 2013 through 2015 (see Note 23). The tax assessment resulted in an adjustment to the deferred tax asset recognized in 2017, reducing tax losses and deductions for depreciation of property, plant, and equipment from years prior to 2017. The tax assessment impacted the timing of future tax deductions for depreciation of property, plant, and equipment which positively impacted the recoverability of tax losses.

2017 – Canada

The deferred tax asset at December 31, 2017 of $55.5 million was recognized in relation to non-capital Canadian tax losses carried forward.

(iii)	Withholding taxes

Withholding tax is accrued on loans and recognized within deferred tax liabilities as interest accrues. Mongolian or Canadian withholding tax will be due upon receipt of loan interest.

TURQUOISE HILL RESOURCES LTD.

Notes to the consolidated financial statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands unless otherwise noted)

16.	Income taxes (continued)

(b)	Reconciliation of income taxes calculated at the statutory rates to the actual tax provision

	Year Ended December 31,
	2018	2017
Income (loss) from operations before taxes	$253,630	$(43,085)
Tax at Canadian combined federal and provincial income tax rate (2018: 26.73%; 2017: 26%)	67,795	(11,202)
Tax effect of:
Change in amount of deferred tax recognized	(152,639)	(92,098)
Difference in tax rates and treatment in foreign jurisdictions	(83,568)	(74,638)
Withholding taxes	24,670	18,932
Non deductible losses and expense	3,098	4,993
	$(140,644)	$(154,013)

Effective January 1, 2018, the Canadian statutory tax rate increased due to the British Columbia legislative changes. The effective tax rate is based on provincial apportionment.

(c)	Deferred tax assets and liabilities

Recognized and unrecognized deferred tax assets and liabilities are shown in the table below:

	Recognized		Unrecognized
	December 31, 2018	December 31, 2017	December 31, 2018	December 31, 2017
Deferred tax assets
Non-capital losses (i)	$345,368	$349,956	$276,492	$237,463
Capital losses	-	-	120,626	120,209
Other temporary differences including accrued interest	304,053	123,786	11,674	205,736
	$649,421	$473,742	$408,792	$563,408

Deferred tax liabilities (ii)
Withholding tax	(47,934)	(25,788)	-	-
	$(47,934)	$(25,788)	$-	$-

(i)	Unrecognized deferred tax assets relating to Mongolian non-capital losses for which recovery is not considered probable as at December 31, 2018 expire between 2021 and 2024.

(ii)

Deferred tax is not recognized on the unremitted earnings of subsidiaries where the Company is able to control the timing of the remittance and it is probable that there will be no remittance in the foreseeable future. At December 31, 2018, there were no unremitted earnings for which deferred tax liabilities had not been recognized (2017: nil).

TURQUOISE HILL RESOURCES LTD.

Notes to the consolidated financial statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands unless otherwise noted)

16.	Income taxes (continued)

(c)	Deferred tax assets and liabilities (continued)

In addition to the above, the Company has $812.1 million of investment tax credits at December 31, 2018. No deferred tax asset has been recognized in respect of these credits, in accordance with the initial recognition exception in IAS 12 Income taxes for transactions that are not a part of a business combination.

17.	Decommissioning obligations

	Year Ended December 31,
	2018	2017

Opening carrying amount	$125,721	$118,903
Changes in estimates and new estimated cash flows	769	1,966
Accretion of present value discount	5,075	4,852
	$131,565	$125,721

All decommissioning obligations relate to Oyu Tolgoi. Reclamation and closure costs have been estimated based on the Company’s interpretation of current regulatory requirements and other commitments made to stakeholders, and are measured as the net present value of future cash expenditures upon reclamation and closure.

Estimated future cash expenditures of $273.7 million (December 31, 2017—$266.5 million) have been discounted from an anticipated closure date of 2055 to their present value at a real rate of 2.0% (December 31, 2017—2.0%).

18.	Share capital

The authorized share capital of Turquoise Hill consists of an unlimited number of Common Shares without par value and an unlimited number of Preferred Shares. As at both December 31, 2018 and 2017, there were 2,012,314,469 Common Shares and no Preferred Shares issued and outstanding.

TURQUOISE HILL RESOURCES LTD.

Notes to the consolidated financial statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands unless otherwise noted)

19.	Non-controlling interests

	Non-controlling Interest: Oyu Tolgoi (a) Year Ended December 31,
	2018	2017

Balance, January 1	$(893,211)	$(822,892)
Non-controlling interest’s share of loss	(16,924)	(70,319)
Common share investments funded on behalf of non-controlling interest (a)	175,100	95,200
Funded amounts repayable to the Company (a)	(175,100)	(95,200)

Balance, December 31	$(910,135)	$(893,211)

(a)

Since 2011, the Company has funded common share investments in Oyu Tolgoi on behalf of Erdenes Oyu Tolgoi LLC (“Erdenes”). In accordance with the Amended and Restated Shareholders Agreement dated June 8, 2011, such funded amounts earn interest at an effective annual rate of LIBOR plus 6.5% and are repayable to the Company via a pledge over Erdenes’ share of future Oyu Tolgoi common share dividends. Erdenes also has the right to reduce the outstanding balance by making payments directly to the Company.

Common share investments funded on behalf of Erdenes are recorded as a reduction to the net carrying value of non-controlling interest. As at December 31, 2018, the cumulative amount of such funding was $1,021.4 million (December 31, 2017 - $846.3 million). Accrued interest of $505.6 million (December 31, 2017 - $387.7 million) relating to this funding, has not been recognized in these consolidated financial statements, as payment will be triggered on common share dividend distribution by Oyu Tolgoi, the certainty of which cannot currently be reliably determined.

TURQUOISE HILL RESOURCES LTD.

Notes to the consolidated financial statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands unless otherwise noted)

20.	Cash flow information

(a)	Reconciliation of net income to net cash flow generated from operating activities before interest and tax

	Year Ended December 31,
	2018	2017

Income from continuing operations	$394,274	$110,928

Adjustments for:
Depreciation and amortization	211,201	307,604
Finance items:
Interest income	(154,668)	(156,278)
Interest and accretion expense	52,489	153,350
Realized and unrealized (gains) losses on financial instruments	-	(6,704)
Unrealized foreign exchange losses (gains)	851	(219)
Inventory write downs (reversals)	14,031	(15,552)
Write down of carrying value of property, plant and equipment	3,373	2,729
Income and other taxes	(140,644)	(154,013)
Other items	(219)	491

Net change in non-cash operating working capital items:
(Increase) decrease in:
Inventories	(983)	(13,885)
Trade, other receivables and prepaid expenses	(8,377)	14,439
(Decrease) increase in:
Trade and other payables	(15,886)	52,009
Deferred revenue	7,564	30,896
Cash generated from operating activities before interest and tax	$363,006	$325,795

(b)	Supplementary information regarding other non-cash transactions

The non-cash investing and financing activities relating to operations not already disclosed in the consolidated statements of cash flows were as follows:

	Year Ended December 31
	2018	2017
Investing activities
Change in accounts payable and accrued liabilities related to purchase of property, plant and equipment	$26,930	$110,782

TURQUOISE HILL RESOURCES LTD.

Notes to the consolidated financial statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands unless otherwise noted)

21.	Earnings per share

Basic earnings per share is computed by dividing the net income attributable to owners of Turquoise Hill by the weighted average number of common shares outstanding during the period. All stock options and share purchase warrants outstanding at each period end have been excluded from the weighted average share calculation. As at December 31, 2018, the number of potentially dilutive shares excluded from the earnings per share calculation due to anti-dilution is nil (December 31, 2017 – 151,042). As of January 29, 2018, there were no longer any outstanding options in the Company’s Equity Incentive Plan. As a result, the Turquoise Hill Board of Directors decided to repeal the Equity Incentive Plan on March 14, 2018.

22.	Related parties

As at December 31, 2018, Rio Tinto plc’s indirect equity ownership in the Company was 50.8% (December 31, 2017: 50.8%). The following tables present the consolidated financial statements line items within which transactions with a Rio Tinto entity or entities (“Rio Tinto”) are reported. Rio Tinto entities comprise Rio Tinto plc, Rio Tinto Limited and their respective subsidiaries other than Turquoise Hill Resources and its subsidiaries.

	Year Ended December 31,
Statements of Income	2018	2017

Operating and corporate administration expenses:
Cost recoveries - Turquoise Hill	$623	$1,091
Management services payment (i)	(30,055)	(24,554)
Cost recoveries - Rio Tinto (ii)	(40,627)	(41,632)

Finance income:
Cash and cash equivalents (iii)	20,175	13,105
Receivable from Rio Tinto (iv)	119,688	134,130

Finance costs:
Completion support fee (v)	(108,421)	(108,158)
	$(38,617)	$(26,018)
	Year Ended December 31,
Statements of Cash Flows	2018	2017

Cash generated from operating activities
Interest received (iii, iv)	$72,012	$52,232
Interest paid (v)	(11,918)	(40,913)

Cash flows from investing activities
Receivable from related party: amounts withdrawn (iv)	1,270,000	820,000
Expenditures on property, plant and equipment:
Management services payment and cost recoveries - Rio Tinto (i), (ii)	(61,145)	(49,362)

TURQUOISE HILL RESOURCES LTD.

Notes to the consolidated financial statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands unless otherwise noted)

22.	Related parties (continued)

Balance Sheets	December 31, 2018	December 31, 2017

Cash and cash equivalents (iii)	$741,711	$741,711
Trade and other receivables (Note 10)	15,641	12,819
Prepaid expenses and other assets (Note 11)	2,928	35,736
Receivable from related party and other non-current financial assets (iv) (Note 12)	1,886,284	3,156,284
Trade and other payables (Note 14)
Management services payment - Rio Tinto (i)	(15,700)	(14,128)
Cost recoveries - Rio Tinto (ii)	(35,790)	(38,180)
	$2,595,074	$3,894,242

(i)

In accordance with the Amended and Restated Shareholders’ Agreement, which was signed on June 8, 2011, and other related agreements, Turquoise Hill is required to make a management services payment to Rio Tinto equal to a percentage of all capital costs and operating costs incurred by Oyu Tolgoi from March 31, 2010 onwards. After signing the Underground Mine Development and Financing Plan on May 18, 2015, the management services payment to Rio Tinto is calculated as 1.5% applied to underground development capital costs, and 3% applied to operating costs and capital related to current operations.

(ii)

Rio Tinto recovers the costs of providing general corporate support services and mine management services to Turquoise Hill. Mine management services are provided by Rio Tinto in its capacity as the manager of Oyu Tolgoi.

(iii)

In addition to placing cash and cash equivalents on deposit with banks or investing funds with other financial institutions, Turquoise Hill may deposit cash and cash equivalents with Rio Tinto in accordance with an agreed upon policy and strategy for the management of liquid resources. At December 31, 2018, cash equivalents deposited with wholly owned subsidiaries of Rio Tinto totalled $741.7 million, earning interest at rates equivalent to those offered by financial institutions or short-term corporate debt.

(iv)

As part of project finance (Note 15), Turquoise Hill appointed 9539549 Canada Inc., a wholly owned subsidiary of Rio Tinto, as service provider to provide post-drawdown cash management services in connection with net proceeds from the project finance facility, which were placed with 9539549 Canada Inc. and shall be returned to Turquoise Hill as required for purposes of Oyu Tolgoi underground mine development and funding. Rio Tinto International Holdings Limited, a wholly owned subsidiary of Rio Tinto, agreed to guarantee the obligations of the service provider under this agreement. At December 31, 2018, the resulting receivable from 9539549 Canada Inc. totalled $1,886.3 million, earning interest at an effective annual rate of LIBOR plus 2.45%. The interest rate reflects: interest receivable at LIBOR minus 0.05%; plus a benefit of 2.5% arising on amounts receivable from 9539549 Canada Inc. under the Cash Management Services Agreement, which are net settled with the 2.5% completion support fee described in (v) below.

TURQUOISE HILL RESOURCES LTD.

Notes to the consolidated financial statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands unless otherwise noted)

22.	Related parties (continued)

At December 31, 2018, the fair value of the receivable approximates its carrying value. The fair value has been estimated with reference to a market yield, the variability of which is considered a reasonable indicator, over the projected timeframe for returning funds to Turquoise Hill, of movements in the fair value of the receivable. This is considered a level 3 fair value measurement.

(v)

As part of the project finance agreements (Note 15), Rio Tinto agreed to provide a guarantee, known as the completion support undertaking (“CSU”) in favour of the Commercial Banks and the Export Credit Agencies. In consideration for providing the CSU, the Company is required to pay Rio Tinto a fee equal to 2.5% of the amounts drawn under the facility. The annual completion support fee of 2.5% on amounts drawn under the facility is accounted for as a borrowing cost and included within interest expense and similar charges (refer to Note 7). The fee is settled net of a benefit arising on amounts receivable from 9539549 Canada Inc. under the Cash Management Services Agreement described in (iv) above. The fee payment obligation will terminate on the date Rio Tinto’s CSU obligations to the project lenders terminate.

The above noted transactions were carried out in the normal course of operations and were measured at the transaction amount, which is the amount of consideration established and agreed to by the related parties.

23.	Commitments and contingencies

(a)	Capital commitments

At December 31, 2018, the Company had capital expenditure commitments at the balance sheet date of $46.0 million. These commitments represent minimum non-cancellable obligations and exit costs for cancellable obligations.

(b)	Operating lease commitments

The following table presents the future aggregate minimum lease payments under non-cancellable operating leases as at December 31, 2018:

	December 31, 2018	December 31, 2017
Less than one year	13,737	$20,317
1 to 5 years	9,977	25,621
More than 5 years	2,147	3,125
	$25,861	$49,063

(c)	Other commitments

During 2017, Oyu Tolgoi signed a new power purchase agreement with the National Power Transmission Grid (“NPTG”) of Mongolia. The power purchase agreement was executed in connection with the power import arrangement between NPTG and the Inner Mongolia Power International Corporation (“IMPIC”).

TURQUOISE HILL RESOURCES LTD.

Notes to the consolidated financial statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands unless otherwise noted)

23.	Commitments and contingencies (continued)

The new arrangement took effect on July 4, 2017, subsequent to the expiry of the previous IMPIC agreement, for a term of up to six years, with possibility of early cancelation after the fourth year, if a domestic power plant is commissioned earlier.

At December 31, 2018, the Company had power purchase commitments of $339.0 million. These commitments represent minimum non-cancellable obligations.

(d)

On January 16, 2018, the Company announced that Oyu Tolgoi received a tax assessment for approximately $155 million from the Mongolian Tax Authority (the “MTA”) as a result of a general tax audit for the period covering 2013 through 2015. In January 2018 Oyu Tolgoi paid an amount of $4.8 million to settle unpaid taxes, fines and penalties for accepted items.

The Company is of the opinion that Oyu Tolgoi has now paid all taxes and charges required under the 2009 Oyu Tolgoi Investment Agreement (“Investment Agreement”), the Amended and Restated Shareholders’ Agreement (“ARSHA”), the Underground Mine Development and Financing Plan and Mongolian law. Following engagement with the MTA, Oyu Tolgoi was advised that the MTA could not resolve Oyu Tolgoi’s objections to the tax assessment. Accordingly, on March 15, 2018, Oyu Tolgoi issued a notice of dispute to the Government of Mongolia under the Investment Agreement and on April 13, 2018, Oyu Tolgoi submitted a claim to the Mongolian Administrative Court. The Administrative Court has currently suspended the processing of the case for an indefinite period based on current procedural uncertainty in relation to the tax assessment disputes.

Chapter 14 of the Investment Agreement sets out a dispute resolution process. The issuance of a notice of dispute is the first step in the dispute resolution process and commenced a 60 working-day negotiation period. The parties were unable to reach a resolution during the 60 working-day period; however, the parties can continue discussions in an attempt to resolve the dispute in good faith. If unsuccessful, the next step would be dispute resolution through international arbitration.

The Company accrues for such matters when both a liability is probable and the amount can be reasonably estimated. The Company believes that Oyu Tolgoi has paid all taxes and charges as required under the Investment Agreement, ARSHA, the Underground Mine Development and Financing Plan and Mongolian law and in the opinion of the Company at December 31, 2018, a provision is not required for the amount of approximately $150 million disputed by the Company relating to the years 2013 through 2015 or any additional amounts related to 2016 through 2018. The amounts that could arise related to 2016 through 2018 would be material. The final amount of taxes to be paid depends on a number of factors including the outcome of discussions with the government and possible international arbitration. Changes in management’s assessment of the outcome of this matter could result in material adjustments to the Company’s statements of income and financial position.

Due to the size, complexity and nature of Turquoise Hill’s operations, various legal and tax matters arise in the ordinary course of business. Turquoise Hill recognizes a liability with respect to such matters when an outflow of economic resources is assessed as probable and the amount can be reliably estimated. In the opinion of management, these matters will not have a material effect on the consolidated financial statements of the Company.

TURQUOISE HILL RESOURCES LTD.

Notes to the consolidated financial statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands unless otherwise noted)

24.	Financial instruments and fair value measurements

Certain of the Company’s financial assets and liabilities are measured at fair value on a recurring basis and classified in their entirety based on the lowest level of input that is significant to the fair value measurement. Certain non-financial assets and liabilities may also be measured at fair value on a non-recurring basis.

The fair value of financial assets and financial liabilities measured at amortized cost is determined in accordance with accepted pricing models based on discounted cash flow analysis or using prices from observable current market transactions. Except as otherwise specified, the Company considers that the carrying amount of other receivables, trade payables and other financial assets measured at amortized cost approximates their fair value because of the demand nature or short-term maturity of these instruments.

The following tables provide an analysis of the Company’s financial assets that are measured subsequent to initial recognition at fair value on a recurring basis, grouped into Level 1 to 3 based on the degree to which the significant inputs used to determine the fair value are observable.

●	Level 1 fair value measurements are those derived from quoted prices in active markets for identical assets or liabilities.
●	Level 2 fair value measurements are those derived from inputs other than quoted prices included within Level 1, that are observable either directly or indirectly.
●	Level 3 fair value measurements are those derived from valuation techniques that include significant inputs that are not based on observable market data.

		Fair Value at December 31, 2018
	Total	Level 1	Level 2	Level 3

Money market funds (a)	$315,808	$315,808	$-	$-
Marketable securities (a)	5,566	5,566	-	-
Trade receivables (b)	10,936	-	10,936	-
	$332,310	$321,374	$10,936	$-

		Fair Value at December 31, 2017
	Total	Level 1	Level 2	Level 3

Money market funds (a)	$272,928	$272,928	$-	$-
Marketable securities (a)	8,441	8,441	-	-
Trade receivables (b)	13,695	-	13,695	-
	$295,064	$281,369	$13,695	$-

(a)	The Company’s money market funds and marketable securities are classified within level 1 of the fair value hierarchy as they are valued using quoted market prices in active markets.

(b)	Trade receivables from provisionally priced concentrate sales are included in level 2 of the fair value hierarchy as the basis of valuation uses quoted commodity prices.

TURQUOISE HILL RESOURCES LTD.

Notes to the consolidated financial statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands unless otherwise noted)

24.	Financial instruments and fair value measurements (continued)

Financial risk management

Certain of the Company’s activities expose it to a number of financial risks, which include liquidity risk, foreign exchange risk, interest rate risk, credit risk and commodity price risk. The Company does not currently have in place any active hedging or derivative trading policies to manage these risks, since in the opinion of management, the potential exposure is not significant.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its obligations as they fall due. The Company manages liquidity by maintaining cash and cash equivalent balances available to meet its anticipated operational and financing needs. Liquidity requirements are managed based upon expected cash flow to ensure that there is adequate capital to meet short-term and long-term obligations. At December 31, 2018, the Company’s third party project finance borrowings were $4.2 billion, and the Company’s trade and other payables were $407.8 million which are due for payment within twelve months. In addition, the Company has a finance lease payable of $12.1 million. The project finance facility provides for interest only payments for the first five years followed by minimum repayments according to a stepped amortization schedule for the remainder of the facility - refer to Note 15.

Foreign exchange risk

The Company operates on an international basis and therefore foreign exchange risk exposures arise from transactions not denominated in U.S. dollars, its functional currency. The Company is only exposed to foreign exchange risk on its trade payables and accrued liabilities not denominated in U.S. dollars. As at December 31, 2018, the effect on income for the year of a 10% strengthening in the Mongolian Tugrik against the U.S. dollar, with all other variables held constant, would be a charge of $22.7 million (2017 - $21.9 million).

Interest rate risk

Interest rate risk is the risk that the value of a financial instrument or cash flows associated with the instrument will fluctuate due to changes in market interest rates. The Company is exposed to interest rate risk on its third party project finance borrowings and its receivable from related party, the majority of which are at variable rates. As at December 31, 2018, the effect on income for the year of a 100 basis point increase in LIBOR interest rates, with all other variables held constant, would be a charge of $41.8 million (2017 – $4.9 million). Cash and cash equivalents have limited interest rate risk due to their short-term nature and receive interest based upon market interest rates or rates equivalent to those offered by financial institutions. As at December 31, 2018, the effect on income would not be significant.

TURQUOISE HILL RESOURCES LTD.

Notes to the consolidated financial statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands unless otherwise noted)

24.	Financial instruments and fair value measurements (continued)

Financial	risk management (continued)

Credit risk

Credit risk is the risk that a counterparty will not meet its obligations under a financial instrument or customer contract, leading to a financial loss. The Company is exposed to credit risk from its operating activities (primarily from customer receivables) and from its financing activities, including deposits with (and / or receivables from) banks, other financial institutions and Rio Tinto (in its capacity as a counterparty to various deposit and cash management arrangements, and the project finance completion support undertaking – see Note 22), other short term liquid investments and other financial instruments.

The Company manages its customer credit risk subject to the Company’s established policy, procedures and controls relating to customer credit risk management. Credit limits are established for all customers based on internal or external rating criteria. The Company deposits its cash and cash equivalents with high credit quality counterparties as referenced by ratings agencies. The Company’s maximum balance sheet exposure to credit risk at December 31, 2018 is the carrying value of its cash and cash equivalents, project finance receivable from related party, and its trade and other receivables.

Expected credit losses on trade and other receivables do not have a material impact on the Company’s consolidated financial statements at December 31, 2018.

Commodity price risk

The Company is exposed to commodity price risk from fluctuations in market prices of the commodities that the Company produces. Copper concentrate is “provisionally priced” whereby the selling price is subject to final adjustment at the end of a period normally ranging from 30 to 180 days after delivery to the customer as defined in the sales contract. The final price is based on the market price at the relevant quotation point stipulated in the contract. At each reporting date, the receivable is re-measured at its fair value based on the forward selling price for the quotation period stipulated in the contract. As at December 31, 2018, the Company had 28.5 thousand tonnes of copper in concentrate sales that were provisionally priced. The Company does not have a material exposure to commodity price risk on its provisionally priced copper in concentrate sales at December 31, 2018.

TURQUOISE HILL RESOURCES LTD.

Notes to the consolidated financial statements

(Stated in U.S. dollars unless otherwise noted; tabular amounts in thousands unless otherwise noted)

24.	Financial instruments and fair value measurements (continued)

Financial	risk management (continued)

Capital risk management

The Company’s objectives when managing capital risk are to safeguard its ability to continue as a going concern, to provide an adequate return to shareholders and to support any growth plans.

The Company considers its capital to be share capital and third party borrowings. To effectively manage capital requirements, the Company has in place a planning and budgeting process to help determine the funds required to ensure the Company has the appropriate liquidity to meet its operating needs. The Company seeks to ensure that there is sufficient borrowing capacity and cash to meet its short term business requirements, taking into account its anticipated cash flows from operations and its holdings of cash, cash equivalents and receivable from related party.

25.	Key management compensation

The compensation for key management, which comprises Turquoise Hill’s directors, Chief Executive Officer, Chief Financial Officer, and Vice President, Operations and Development, in respect of employee services is as follows:

	Year Ended December 31,
	2018	2017

Salaries, director fees and other short term benefits	$1,909	$2,092
Post-employment benefits	27	63
Share based payment	1,262	1,386
	$3,198	$3,541